Exhibit 99.1

News Release
B2Gold Corp. Shareholders Overwhelmingly Approve the Merger with
Papillon Resources Limited

Vancouver, September 12, 2014 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that B2Gold shareholders have approved the Company’s merger with Papillon Resources Limited (“Papillon”) announced on June 3, 2014. The Company held a special meeting of its shareholders earlier today and 80.3% of the B2Gold shareholders voted 99.9% in favour of the ordinary resolution approving the merger with Papillon. The special meeting of the Papillon shareholders to consider and vote on the transaction will be held in Perth, Australia on September 15, 2014. The transaction is expected to be fully implemented on or about October 3, 2014, subject to final court approval and other customary closing conditions, and will result in Papillon becoming a wholly-owned subsidiary of B2Gold.

The combination of B2Gold and Papillon will result in a merged entity that will be focussed on furthering the development of the Fekola project in Mali, optimizing B2Gold’s existing Masbate, Limon and La Libertad mines, and completing construction of the Otjikoto mine in Namibia. B2Gold expects to produce 395,000 – 420,000 ounces of gold in 2014 and approximately 540,000 ounces of gold in 2015. B2Gold is well positioned to progress further development at the Fekola project given its strong funding capacity and a management team with significant mine development and operating experience. In addition, B2Gold has a highly regarded and experienced exploration team that sees significant exploration potential at Fekola.

About B2Gold

B2Gold Corp. is a Vancouver based gold producer with two mines in Nicaragua, one mine in the Philippines, one mine under construction in Namibia and a strong portfolio of development and exploration assets in Nicaragua, the Philippines, Namibia and Colombia. B2Gold was founded in 2007 by the former executive and management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a C$3.5 billion transaction in February 2007. B2Gold’s corporate objective is to build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions, capitalizing on the extensive experience and relationships that management has developed over the past 25 years. B2Gold trades on the Toronto Stock Exchange under the symbol “BTO”, on the NYSE MKT under the symbol “BTG” and on the Namibian Stock Exchange under the symbol “B2G”.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer
For more information on B2Gold please visit the web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Papillon or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of B2Gold, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking statements” and "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, respectively. Such forward- looking statements and information include, but are not limited to, statements with respect to the future financial or operating performance of B2Gold and Papillon and their respective projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the Scheme, the terms and conditions of the Scheme, the identification of mineral reserves and resources, future production, the scheduled completion of the Otjikoto project and the potential realized value from the Fekola gold project. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “plans”, "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements and information are based on various assumptions and on the best estimates of Papillon or B2Gold, as the case may be, as of the date hereof, and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of B2Gold or Papillon (and the company resulting from the successful completion of the Scheme) to be materially different from those expressed or implied by such forward-looking statements and information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; timing and availability of external financing on acceptable terms; the business of B2Gold and Papillon not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the Scheme; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”), which may be viewed at www.sedar.com and www.sec.gov respectively, as well as in Papillon’s filings with Australian securities regulators at www.asx.com, from time to time. Although each of B2Gold and Papillon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements and information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Neither B2Gold nor Papillon undertakes to update any forward-looking information, except in accordance with applicable securities laws.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.